Supplementary Information — FAS 69

(unaudited)

The supplemental data on the Company’s oil and gas activities was prepared in accordance with the FASB’s SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

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Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the respective year end prices to the Company’s estimated future production of proved reserves and deducting estimates of future development and production costs and income taxes. Future development and production costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the FASB.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management’s best estimate of future events and anticipated outcomes. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from those estimated due to, but not limited to, the following:

  production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;
  future prices and economic conditions will differ from those at year end. For example, changes in prices decreased the discounted future net cash flows by $3.2 billion in 2003;
  future production and development costs will be determined by future events and will differ from those at year end; and
  estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

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Reserves

Continuity of Proved Gross Reserves

	North America[1]	North Sea	Southeast Asia[2]	Algeria	Sudan	Trinidad	Total
Crude Oil and Liquids (mmbbls)							
Total Proved							
Proved reserves at December 31, 2000	199.3	246.0	25.5	20.3	140.7	–	631.8
Discoveries, additions and extensions	21.3	54.9	22.6	14.9	30.2	–	143.9
Purchase of reserves	10.7	20.4	14.7	–	–	–	45.8
Sale of reserves	(3.9)	(5.2)	–	–	–	–	(9.1)
Net revisions and transfers	8.0	(1.1)	4.1	–	4.8	–	15.8
2001 Production	(23.1)	(40.5)	(7.6)	–	(19.4)	–	(90.6)
Proved reserves at December 31, 2001	212.3	274.5	59.3	35.2	156.3	–	737.6
Discoveries, additions and extensions	13.0	13.5	9.6	2.6	32.3	19.2	90.2
Purchase of reserves	1.4	7.5	–	–	–	–	8.9
Sale of reserves	(4.6)	(2.8)	–	–	–	–	(7.4)
Net revisions and transfers	(1.2)	3.5	–	(10.4)	(5.8)	–	(13.9)
2002 Production	(21.8)	(46.5)	(8.3)	–	(21.9)	–	(98.5)
Proved reserves at December 31, 2002	199.1	249.7	60.6	27.4	160.9	19.2	716.9
Discoveries, additions and extensions	**16.0**	**8.2**	**25.2**	**3.9**	**–**	**–**	**53.3**
Purchase of reserves	**1.3**	**21.1**	**–**	**–**	**–**	**–**	**22.4**
Sale of reserves	**(5.3)**	**–**	**–**	**–**	**(156.1)**	**–**	**(161.4)**
Net revisions and transfers	**(0.1)**	**18.7**	**7.6**	**0.1**	**–**	**–**	**26.3**
2003 Production	**(20.8)**	**(41.3)**	**(9.0)**	**(2.4)**	**(4.8)**	**–**	**(78.3)**
Proved reserves at December 31, 2003	**190.2**	**256.4**	**84.4**	**29.0**	**–**	**19.2**	**579.2**
Proved Developed							
December 31, 2000	192.7	182.4	21.6	–	117.9	–	514.6
December 31, 2001	203.0	215.7	20.4	–	120.4	–	559.5
December 31, 2002	190.0	212.6	19.7	4.8	143.4	–	570.5
December 31, 2003	**186.4**	**213.0**	**29.5**	**25.5**	**–**	**–**	**454.4**
Natural Gas (bcf)							
Total Proved							
Proved reserves at December 31, 2000	2,216.8	286.0	769.5	–	–	–	3,272.3
Discoveries, additions and extensions	374.1	14.2	657.5	–	–	–	1,045.8
Purchase of reserves	365.0	57.1	173.9	–	–	–	596.0
Sale of reserves	(57.0)	(1.6)	–	–	–	–	(58.6)
Net revisions and transfers	(6.6)	(14.0)	30.6	–	–	–	10.0
2001 Production	(295.5)	(39.5)	(34.0)	–	–	–	(369.0)
Proved reserves at December 31, 2001	2,596.8	302.2	1,597.5	–	–	–	4,496.5
Discoveries, additions and extensions	374.2	15.4	19.7	–	–	223.5	632.8
Purchase of reserves	37.7	0.4	–	–	–	–	38.1
Sale of reserves	(34.9)	–	–	–	–	–	(34.9)
Net revisions and transfers	(80.3)	(11.3)	(54.4)	–	–	–	(146.0)
2002 Production	(300.1)	(44.6)	(34.5)	–	–	–	(379.2)
Proved reserves at December 31, 2002	2,593.4	262.1	1,528.3	–	–	223.5	4,607.3
Discoveries, additions and extensions	**351.5**	**1.0**	**107.0**	**–**	**–**	**–**	**459.5**
Purchase of reserves	**107.1**	**14.4**	**–**	**–**	**–**	**–**	**121.5**
Sale of reserves	**(14.3)**	**–**	**–**	**–**	**–**	**–**	**(14.3)**
Net revisions and transfers	**(77.0)**	**17.5**	**(20.6)**	**–**	**–**	**–**	**(80.1)**
2003 Production	**(315.8)**	**(39.9)**	**(42.7)**	**–**	**–**	**–**	**(398.4)**
Proved reserves at December 31, 2003	**2,644.9**	**255.1**	**1,572.0**	**–**	**–**	**223.5**	**4,695.5**
Proved Developed							
December 31, 2000	1,972.3	227.0	170.9	–	–	–	2,370.2
December 31, 2001	2,281.8	247.4	358.5	–	–	–	2,887.7
December 31, 2002	2,278.7	232.8	723.8	–	–	–	3,235.3
December 31, 2003	**2,404.0**	**220.1**	**920.9**	**–**	**–**	**–**	**3,545.0**

1 North American gross proved reserves exclude synthetic crude oil reserves: 2001 – 43.4 mmbbls; 2002 – 43.2 mmbbls; 2003 – 42.3 mmbbls.
2 Includes operations in Indonesia and Malaysia/Vietnam.

Supplementary Information 2003 ANNUAL REPORT 83